UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

FORM 11-K
_________________

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 001 – 04858

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

International Flavors & Fragrances Inc.
Retirement Investment Fund Plan

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

International Flavors & Fragrances Inc.
521 West 57th Street
New York, NY 10019

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
TABLE OF CONTENTS TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2024 AND 2023

Table of Contents

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - PKF O’Connor Davies, LLP	3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - Smolin, Lupin & Co., LLC	4

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2024 and 2023	5

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2024 and 2023	6

Notes to Financial Statements	7

Supplemental Schedules:

Part IV – Schedule H, Line 4a – Schedule of Delinquent Participant Contributions - For the Year Ended December 31, 2024	14

Part IV – Schedule H, Line 4i – Schedule of Assets (Held at End of Year) - as of December 31, 2024	15

Signature	16

Exhibit Index	17

(*) Other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended have been omitted as they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - PKF O’Connor Davies, LLP

The Administrative Committee and Plan Participants
International Flavors & Fragrances Inc. Retirement Investment Fund Plan
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the International Flavors & Fragrances Inc. Retirement Investment Fund Plan (the “Plan”) as of December 31, 2024, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the “2024 financial statements”). In our opinion, the 2024 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s 2024 financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the 2024 financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the 2024 financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the 2024 financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the 2024 financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying supplemental schedules of (1) Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2024 and (2) Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2024 have been subjected to audit procedures performed in conjunction with the audit of the Plan's 2024 financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the 2024 financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including their form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PKF O’Connor Davies, LLP

We have served as the Plan’s auditor since April 25, 2025.

Harrison, New York
June 30, 2025
PCAOB ID No. 127

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - Smolin, Lupin & Co., LLC

The Administrative Committee, Audit Committee and Plan Participants of
International Flavors & Fragrances Inc. Retirement Investment Fund Plan
New York, New York

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the International Flavors & Fragrances Inc. Retirement Investment Fund Plan (the Plan) as of December 31, 2023, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplemental information contained in the schedule of delinquent participant contributions as of December 31, 2023 have been subjected to our audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Smolin, Lupin & Co., LLC

We have served as the Plan’s auditor from 2007 to 2024.

Parsippany, New Jersey
June 28, 2024

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2024 AND 2023

Assets	2024	2023
Investments at fair value:
Vanguard Target Retirement Income Trust II	$15,711,613	$14,567,719
Vanguard Target Retirement Trust II:
2020 Trust II	27,294,428	26,894,786
2025 Trust II	65,892,954	62,712,659
2030 Trust II	109,750,222	98,162,524
2035 Trust II	90,179,497	80,171,925
2040 Trust II	78,632,035	70,215,958
2045 Trust II	68,797,721	55,990,341
2050 Trust II	50,205,611	41,274,243
2055 Trust II	44,775,863	33,921,979
2060 Trust II	21,539,423	15,192,435
2065 Trust II	7,741,246	4,909,957
IFF Common Stock	6,598,113	6,612,820
State Street U.S. Inflation Protected Bond Index Securities Lending Series Fund Class II	4,740,770	4,558,975
State Street S&P 500 Index Securities Lending Series Fund Class II	218,954,113	165,470,449
State Street U.S. Bond Index Securities Lending Series Fund Class XIV	37,059,594	38,423,832
State Street Global All Cap Equity Ex-U.S. Index Securities Lending Series Fund Class II	55,565,215	45,381,710
Vanguard Retirement Savings Trust III	18,069,288	19,946,550
Fidelity BrokerageLink	26,431,798	23,687,944
Fidelity Investments Money Market Government Portfolio - Institutional Class	347,272	299,909
Vanguard Federal Money Market Fund	15,795,954	14,589,734
Less: Investments held on behalf of Nutrition & Biosciences Retirement Savings Plan	—	(11,739,426)
Total investments at fair value	964,082,730	811,247,023
Notes receivable from participants	14,000,937	13,316,638
Less: Notes receivable from participants held on behalf of Nutrition & Biosciences Retirement Savings Plan	—	(1,361,902)
Employer contributions receivable	1,610,483	1,751,434
Employee contributions receivable	—	1,577,130
Other receivable	36,734	74,364
Other liabilities	(2,449)	—
Benefit claims payable	(31,185)	(67,020)
Net assets available for benefits	$979,697,250	$826,537,667
The accompanying notes are an integral part of these financial statements.

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
Contributions:
Company contributions	$31,178,509	$28,879,009
Participant contributions	56,467,264	53,377,749
Rollover contributions	23,863,632	6,753,579
TOTAL CONTRIBUTIONS	111,509,405	89,010,337

Investment income:
Dividends	938,703	694,494
Interest	968,145	822,044
Net appreciation in fair value investments	110,058,642	117,300,346
Net investment income	111,965,490	118,816,884

Interest income on notes receivable from participants	1,012,655	616,530
TOTAL ADDITIONS	224,487,550	208,443,751

Benefits distributed	(87,310,237)	(89,627,219)
Administrative fees	(854,011)	(565,761)
TOTAL DEDUCTIONS	(88,164,248)	(90,192,980)

Net increase in participants’ balances during the year before transfers	136,323,302	118,250,771
Net transfers in	16,836,281	202,265,853
Net increase in participants’ balances during the year	153,159,583	320,516,624

Net assets available for benefits:
Beginning of year	826,537,667	506,021,043

End of year	$979,697,250	$826,537,667

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

NOTE 1. DESCRIPTION OF THE PLAN
The following description of the International Flavors & Fragrances Inc. Retirement Investment Fund Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for complete information.
A. General/Eligibility:
The Plan is a defined contribution plan covering all U.S. based employees of International Flavors & Fragrances Inc. (“IFF”) and its domestic subsidiaries (the “Company”), with the exception of the unionized employees located in Jacksonville, Florida (the “Union Plan”), non-resident-alien employees and leased employees regardless of age and years of service.
Beginning January 1, 2023, all eligible new hires are automatically enrolled at 3% after sixty days unless an affirmative election is made. Participants who are automatically enrolled also receive an automatic escalation of their contribution by 1% annually, each April 1st, not to exceed 9%, unless the participant elects otherwise. In addition, participants may contribute up to 90% of their annual base wages, including bonuses, overtime and differential wages, up to the maximum amount permitted under the Internal Revenue Code (the “Code”).
The Plan also covers certain employees who are U.S. citizens temporarily assigned to subsidiaries abroad. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”).
B. Administration of the Plan:
The Fidelity Management Trust Company (“Fidelity” or the “Trustee”) is the Trustee of the Plan and has custody of the assets. The Administrative Committee, whose appointment is overseen by the Company’s Board of Directors, is responsible for the administration of the Plan. The Administrative Committee oversees the Trustee of the Plan in carrying out the day-to-day activities of the administration. The Investment Committee, whose appointment is also overseen by the Company’s Board of Directors, oversees the Plan’s investment options and management of Plan assets.
C. Investments:
Currently, the Plan offers participants various investment funds, common collective trusts, a unitized stock fund, and a brokerage option. Participants have the option to invest in and direct any matching contribution towards any of the following:
IFF Unitized Stock Fund: A portion of the Plan’s investments are in an IFF Unitized Stock Fund (“Stock Fund”), which was established for the investment of assets of the Plan and certain other IFF sponsored retirement plans. Each participating retirement plan has an undivided interest in the Stock Fund. The assets of the Stock Fund are held by Fidelity Management Trust Company. The Stock Fund invests in common stock of the Company and other short-term investments designed to allow you to buy or sell without the usual trade settlement period for individual stock transactions to provide liquidity. The participant’s maximum contribution to this Stock Fund is 20% of the participant’s total contribution. The Stock Fund is governed by a trust agreement with Fidelity to invest in the common stock of IFF.
State Street U.S. Inflation Protected Bond Index Securities Lending Series Fund Class II: The Fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Bloomberg U.S. Treasury Inflation Protected Securities (TIPS) Index over the long term, which is designed to represent securities that protect against adverse inflation and provide a minimum level of real return. The Fund is managed using an “indexing” investment approach, by which State Street Global Advisors (“SSGA”) attempts to approximate, before expenses, the performance of the Bloomberg U.S. Treasury Inflation Protected Securities (TIPS) Index over the long term. SSGA expects that it will typically seek to replicate the Bloomberg U.S. Treasury Inflation Protected Securities (TIPS) Index returns for the portfolio through investments in the “cash” markets - actual holdings of debt securities and other instruments - rather than through “notional” or “synthetic” positions achieved through the use of derivatives, such as futures contracts or swap transactions (except in the unusual case where SSGA believes that use of derivatives is necessary to achieve an exposure that is not readily available through the cash markets).
State Street S&P 500 Index Securities Lending Series Fund Class II: The Fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the S&P 500 over the long term. The Fund is managed using an “indexing” investment approach, by which SSGA attempts to approximate, before expenses, the performance of the S&P 500 over the long term. SSGA will typically attempt to invest in the equity securities comprising the S&P 500 Index, in approximately the same proportions as they are represented in the S&P 500. Equity securities may include common stocks, preferred stocks, depository receipts, or other securities convertible into common stock. The Fund may purchase securities in their initial public offerings. The Fund may at times purchase or sell index futures contracts, or options on those futures, or engage in other transactions involving the use of derivatives, in lieu of investment directly in the securities making up the S&P 500 to enhance the Fund’s replication of the S&P 500 return.
State Street U.S. Bond Index Securities Lending Series Fund Class XIV: The Fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Bloomberg U.S. Aggregate Bond Index over the long term. The Fund is managed using an “indexing” investment approach, by which SSGA attempts to approximate, before expenses, the performance of the Bloomberg U.S. Aggregate Bond Index over the long term. SSGA expects that it will typically seek to replicate the Bloomberg U.S. Aggregate Bond Index returns for the portfolio through investments in the “cash” markets - actual holdings of debt securities and other instruments - rather than through “notional” or “synthetic” positions achieved through the use of derivatives, such as futures contracts or swap transactions (except in the unusual case where SSGA believes that use of derivatives is necessary to achieve an exposure that is not readily available through the cash markets).
State Street Global All Cap Equity Ex-U.S. Index Securities Lending Series Fund Class II: The Fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the MSCI ACWI ex- USA IMI Index over the long term. The Fund is managed using an “indexing” investment approach, by which SSGA attempts to approximate, before expenses, the performance of the MSCI ACWI ex- USA IMI Index over the long term. SSGA will typically attempt to invest in the equity securities comprising the MSCI ACWI ex- USA IMI Index, in approximately the same proportions as they are represented in the MSCI ACWI ex- USA IMI Index. Equity securities may include common stocks, preferred stocks, depository receipts, or other securities convertible into common stock. Equity securities held by the Fund may be denominated in foreign currencies and may be held outside the United States. The Fund may at times purchase or sell index futures contracts, or options on those futures, or engage in other transactions involving the use of derivatives, in lieu of investment directly in the securities making up the MSCI ACWI ex- USA IMI Index to enhance the Fund’s replication of the MSCI ACWI ex- USA IMI Index return.
Vanguard Federal Money Market Fund: The Fund invests primarily in high-quality, short-term money market instruments. Under normal circumstances, at least 80% of the Fund’s assets are invested in securities issued by the U.S. government and its agencies and instrumentalities. To be considered high-quality, a security must be determined by Vanguard to present minimal credit risk based in part on a consideration of maturity, portfolio diversification, portfolio liquidity and credit quality. The Fund maintains a dollar-weighted average maturity of 60 days or less and a dollar-weighted average life of 120 days or less. Government money market funds are required to invest at least 99.5% of their total assets in cash, government securities and/or repurchase agreements that are collateralized solely by government securities or cash (collectively, government securities). The Fund generally invests 100% of its assets in U.S. government securities and therefore will satisfy the 99.5% requirement for designation as a government money market fund.
Vanguard Target Retirement Income Trust II: The Trust invests in Vanguard mutual funds according to an asset allocation strategy designed for investors currently in retirement. The Trust’s indirect bond holdings are a diversified mix of short-, intermediate-, and long-term U.S. government, U.S. agency, and investment-grade U.S. corporate bonds; inflation-protected public obligations issued by the U.S. Treasury; mortgage-backed and asset-backed securities; and government, agency, corporate, and securitized investment-grade foreign bonds issued in currencies other than the U.S. dollar (but hedged by Vanguard to minimize currency exposures). The Trust’s indirect stock holdings are a diversified mix of U.S. and foreign large-, mid-, and small-capitalization stocks.
Vanguard Target Retirement Trust II: Consists of separate Trusts which invest in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire and leave the workforce in or within a few years of the participant's target retirement year (2020, 2025, 2030, 2035, 2040, 2045, 2050, 2055, 2060 and 2065). The Trust’s asset allocation will become more conservative over time. Within seven years after the target retirement year, the Trust’s asset allocation should resemble that of the Vanguard Target Retirement Income Trust II. The Trust’s indirect bond holdings are a diversified mix of short-, intermediate-, and long-term U.S. government, U.S. agency, and investment-grade U.S. corporate bonds; inflation- protected public obligations issued by the U.S. Treasury; mortgage-backed and asset-backed securities; and government, agency, corporate, and securitized investment-grade foreign bonds issued in currencies other than the U.S. dollar (but hedged by Vanguard to minimize currency exposures). The Trust’s indirect stock holdings are a diversified mix of U.S. and foreign large-, mid-, and small-capitalization stocks.
Vanguard Retirement Savings Trust III: The Trust invests primarily in synthetic investments contracts backed by high-credit-quality fixed income investments and traditional investments issued by insurance companies and banks. The Trust seeks to achieve its objective by diversifying among high-credit-quality investments and investment contracts that are structured to smooth market gains and losses over time.
Fidelity BrokerageLink: This option allows participants to choose investments from outside the plan, giving them access to invest in a vast array of investments, including but not limited to mutual funds from either Fidelity or other mutual fund companies, stocks and bonds.

D. Cash or Deferred Wage and Salary Conversion Agreements:
Each participant enters into a Cash or Deferred Wage and Salary Conversion Agreement (“CODA”) with the Company, pursuant to which participant contributions to the Plan are made. Such agreement specifies the portion of the participant’s compensation, as defined in the Plan, during each Plan year that the participant elects to forego such compensation portion and to have such amount contributed by the Company to the participant’s account with the Plan. Any such election remains in effect until changed by the participant. The Administrative Committee may limit the amounts specified in such agreement to ensure compliance with the anti-discrimination standards of Section 401(k) of the Code. Subject to these limitations, participants may contribute up to 90% of their annual base wages, including bonuses, overtime and differential wages, up to the maximum amount permitted under the Code. Under the Code, the maximum amount permitted per participant was limited to $23,000 and $22,500 for 2024 and 2023, respectively. Participants who will be age 50 or older by the end of the Plan year are eligible to make before-tax catch-up contributions. Catch-up contributions were limited to $7,500 for eligible employees in 2024 and 2023. Amounts in excess of the Code limits may, at the election of the participant, either be contributed to the Plan on an after-tax basis or treated as contributions to the Company’s Deferred Compensation Plan (“DCP”) if an employee is eligible to participate in the DCP. If no election is made, the excess above the Code limits, plus any income less any loss allocable thereto, shall be distributed to the participant. Participants may also make after-tax or Roth contributions to the Plan, subject to limitations under the Code, but the invested principal and earnings accumulate tax free.
E. Company Contributions:
The Company matches 100% of the first 6% of the eligible participant’s base compensation contributed.
F. Vested Benefits/Forfeitures:
All participants vest immediately in their contributions to the Plan plus earnings thereon. Participants vest in the Company’s matching contribution after three years of continuous credited service. Forfeitures are retained in the Plan and may first be used to pay administrative expenses. Any remaining amounts will be used to reduce future employer contributions payable under the Plan. For the year ended December 31, 2024, approximately $71,000 of forfeitures was used to reduce administrative expenses and approximately $1,571,000 of forfeitures was used to reduce employer contributions. For the year ended December 31, 2023, there were participant forfeitures of approximately $2,152,000 and forfeitures applied against employer contributions. At December 31, 2024 and 2023, forfeited non-vested amounts approximated $1,014,000 and $1,388,000, respectively.
G. Individual Accounts:
A participant account is established and maintained for each active and former participant. Former participants are those who have terminated employment and have not yet received final payment of their account. The participant’s contributions and the Company’s matching contribution are credited to the specific participant’s account. The participant’s contributions and the Company’s matching contributions are invested in one or more of the Plan’s investments as directed by the participant.
Participants’ accounts are maintained on a share basis for all investments.
Interest earned and dividends paid are credited to each participant’s account based on accumulated daily account balances and reinvested in the respective investments.
H. Transfers Between Investments:
Participants may transfer all or a portion of their balance in any investment of the Plan to an alternative investment of the Plan. Exchanges must be in increments of 1%. Participants may make these transfers on a daily basis by contacting Fidelity.
I. Notes Receivable from Participants and In-service Withdrawals:
Participants may borrow from the Plan as described in Note 5. A participant may withdraw all or a portion of his or her balances if bona fide financial necessity can be demonstrated in accordance with guidelines set forth in the Code (“hardship withdrawal”).
J. Rollover Contributions:
Participants who receive eligible pre-tax rollover distributions from another ERISA qualified plan may roll that distribution into the Plan. Eligible rollover distributions are those that come directly from either another qualified retirement plan or an Individual Retirement Account (“IRA”) which was set up to hold a distribution from another qualified retirement plan on a temporary basis. Rollover amounts can only include pre-tax contributions, plus any untaxed earnings thereon. All rollovers from such an IRA must be made within one year of original distribution from the qualified retirement plan.

K. Benefit Payments:
On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive benefits based on one of the following options:
A lump-sum payment; or
Installments over a period of not more than the assumed life expectancy of the beneficiary.
Lump sum or installment payments may be made in cash or securities at the direction of the Plan’s Administrative Committee that directs the Trustee. When periodic payments are elected, a participant’s interest remains in the Plan and continues to receive allocations of earnings and losses until fully distributed. If the death benefit to a beneficiary does not exceed $5,000, then the benefit may only be paid as a lump sum.
L. Termination of Plan:
The Company may terminate the Plan at any time. In such event, the total amounts in participants’ accounts shall continue in the trust for their benefit and become 100% vested in their account, and shall be distributed to their designated beneficiaries or them, as described in Note 1, Item K above, upon retirement, death, disability or termination of employment. At the present time, the Company has no intention of terminating the Plan.
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
The following is a summary of the significant accounting policies followed by the Plan:
A. Method of Accounting:
The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.
B. Valuation of Investments:
Investments are reported at fair value (see Note 3) in accordance with accounting guidance on fair value measurements and disclosures. Fair value is the price that would be recorded to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
C. Notes Receivable from Participants:
Notes receivable from participants are measured at their unpaid principal balance plus any accrued, but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document. No allowance for credit losses has been recorded as of December 31, 2024 and 2023.
D. Security Transactions and Related Investment Income:
Security transactions are recorded on the trade date; interest income is recorded on the accrual basis, and dividend income is recorded on the ex-dividend date. Capital gain distributions from mutual funds are recorded as dividend income.
The Statements of Changes in Net Assets Available for Benefits present the net appreciation in the fair value of the Plan’s investments, which consists of the realized gains and losses and the unrealized appreciation on those investments.
E. Administrative Expenses:
Administrative expenses that arise in connection with the administration of the Plan are paid by the Company except for loan administration fees (see Note 5) and discretionary portfolio management fees associated with the Fidelity Managed Account Program. The Plan’s fee structure is a fixed per capita fee that is deducted from the participant’s account on a quarterly basis. Expenses paid by the Company are excluded from the financial statements. Certain investment related expenses are included in net appreciation in fair value of investments.
F. Contributions Income:
Contributions made in accordance with participants’ CODA agreements (see Note 1, Item D) are recognized during the period in which the Company makes payroll deductions from the participants’ compensation. Company contributions are recognized during the same period in which the Company makes payroll deductions from the participants’ compensation for the participants' contributions.
G. Benefit Payments:
Benefits are recorded when paid.

H. Risks and Uncertainties:
The Plan provides for various investment options in any combination described in Note 1, Item C. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in fair value could materially affect participants’ account balances and the amounts reported in the financial statements.
I. Use of Estimates:
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Actual results could differ from those estimates.
J. Recent Accounting Pronouncements:
There are no new accounting pronouncements applicable to the Plan for the year ended December 31, 2024.
NOTE 3. FAIR VALUE MEASUREMENTS
Accounting guidance on fair value measurements specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. These two types of inputs create the following fair value hierarchy:
•Level 1: Quoted prices for identical instruments in active markets;
•Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
•Level 3: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.
Mutual funds, which include money market funds, are registered investment companies and are valued at quoted market prices which represent the net asset value (“NAV”) of the underlying shares held by the Plan at the valuation date. The IFF Unitized Stock Fund invests in the IFF Common Stock and the Fidelity Investments Money Market Government Portfolio - Institutional Class, is valued at quoted market prices which represent the NAV of the underlying shares held by the Plan at the valuation date. The Fidelity BrokerageLink primarily consists of various mutual funds, which represent NAV, as stated above. There were no investments classified as Level 3 at December 31, 2024 and 2023.
Common collective trust funds are valued at NAV based on the market value of the underlying investment assets divided by the number of units outstanding at the end of the Plan year. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily.
While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Investments Measured at Fair Value on a Recurring Basis
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2024 and 2023.

	Fair Value Measurements Using Input Type as of
	December 31, 2024
	Level 1	Level 2	Total
Mutual funds	$16,143,226	$—	$16,143,226
IFF Common Stock	6,598,113	—	6,598,113
Brokerage account	26,431,798	—	26,431,798
Total investments measured at fair value included in the hierarchy	49,173,137	—	49,173,137
Common collective trust funds measured at net asset value(1)	—	—	914,909,593
Total investments	$49,173,137	$—	$964,082,730

	Fair Value Measurements Using Input Type as of
	December 31, 2023
	Level 1	Level 2	Total
Mutual funds	$14,889,643	$—	$14,889,643
IFF Common Stock	6,612,820	—	6,612,820
Brokerage account	23,687,944	—	23,687,944
Total investments measured at fair value included in the hierarchy	45,190,407	—	45,190,407
Common collective trust funds measured at net asset value(1)	—	—	766,056,616
Total investments	$45,190,407	$—	$811,247,023
_______________________
(1)Certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.
The following table sets forth additional disclosures of the Plan’s investments whose fair value is estimated using NAV associated with common collective trusts as of December 31, 2024 and 2023:

	Fair Value
	2024	2023	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Vanguard Retirement Savings Trust III	$18,069,288	$19,574,150	—	Daily	None
Vanguard Target Retirement Trust II	564,809,000	481,830,953	—	Daily	None
Vanguard Target Retirement Income Trust II	15,711,613	14,533,855	—	Daily	None
State Street U.S. Inflation Protected Bond Index Securities Lending Series Fund Class II	4,740,770	4,508,940	—	Daily	(1)
State Street S&P 500 Index Securities Lending Series Fund Class II	218,954,113	163,417,026	—	Daily	(1)
State Street U.S. Bond Index Securities Lending Series Fund Class XIV	37,059,594	37,473,649	—	Daily	(1)
State Street Global All Cap Equity Ex-U.S. Index Securities Lending Series Fund Class II	55,565,215	44,718,043	—	Daily	(1)
Total	$914,909,593	$766,056,616
_______________________
(1)The redemption notice period deadline is normally by 8:30 AM EST one business day following the Trade Date. Trade Date is the date of record for the purchase or redemption of the Fund. For redemptions of significant size, as determined by SSGA in its sole discretion, SSGA requires emailed notice 15 days in advance of the Trade Date. The thresholds that determine whether a trade is large enough to warrant advanced notice vary by Funds and are updated periodically.
NOTE 4. TAX STATUS
On June 30, 2020, the Internal Revenue Service (“IRS”) issued an opinion letter stating that the volume submitter plan document adopted by the Plan, as then designed, qualifies under Section 401(a) of the Code. Although the volume submitter plan has been amended since receiving the opinion letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

The Plan does not have any uncertain tax positions as of December 31, 2024 and 2023. The Plan is subject to routine audits by taxing jurisdictions, generally for three years after they were filed. There are currently no audits in progress.
NOTE 5. NOTES RECEIVABLE FROM PARTICIPANTS
Upon application by a participant and validation as appropriate per the participant loan policy, the Trustee may make a loan to a participant in an amount not exceeding the lesser of 50% of the vested account balance in the participant’s account, or $50,000 reduced by the highest outstanding loan balance in the participant’s account during the prior twelve month period, with a minimum loan of $1,000. Loan withdrawals are allocated, as applicable, to the participant’s balance in each of his or her selected investment funds. A participant may only have two loans outstanding at any given time. The loans are collateralized by up to 50% of the vested account balance in the participants’ accounts and bear interest at a fixed rate equal to the Reuters’ prime rate, plus 1/2 percent. In no case is the interest rate in excess of the legal rate of interest. Interest rates are determined on the first business day of the calendar quarter. Loans are subject to a loan setup fee of $75. Loan setup fees are deducted from the loan proceeds. In addition, participants with outstanding loans are subject to an annual maintenance fee of $25 per loan, which is deducted from their respective accounts quarterly. Interest rates on outstanding participant loans ranged from 3.75% to 9.00% at December 31, 2024 and from 3.75% to 9.00% at December 31, 2023.
NOTE 6. RELATED PARTY TRANSACTIONS
The Stock Fund invests in shares of the Company’s common stock based on participant’s investment choices. The Stock Fund is designed as a means for employees to participate in the potential long-term growth of the Company. Investments in the Stock Fund qualify as party-in-interest transactions.
Fidelity was a party-in-interest, as defined by ERISA, as the Plan’s trustee.
In the opinion of the Investment Committee, fees paid during the years for services rendered by parties-in-interest were based on customary and reasonable rates for such services.
NOTE 7. PLAN TRANSFERS
For the year ended December 31, 2024, as a result of harmonization efforts, the Nutrition & Biosciences Retirement Savings Plan (“N&B Plan”) was partially transferred into the Plan, effective throughout 2024. Total assets partially transferred from the N&B Plan were approximately $13 million and were received by the Plan on January 2, 2024. For the year ended December 31, 2023, total assets partially transferred from the N&B Plan were approximately $202 million and were received by the Plan throughout 2023.
As a result of the Company’s acquisition of Health Wright Products, Inc. (“Health Wright”), during 2022 and harmonization efforts, a plan-to-plan transfer was made for the Health Wright Products, Inc. 401(k) Plan (“Health Wright Plan”). The Health Wright Plan was transferred into the Plan effective January 2, 2024. Total assets partially transferred from the Health Wright Plan were approximately $4 million and were received by the Plan on January 1, 2024.
NOTE 8. SUBSEQUENT EVENTS
The Administrative Committee evaluated events subsequent to the date of the statement of net assets available for benefits and determined there have not been any other events that have occurred that would require adjustment to or disclosure in the financial statements.
Effective May 1, 2025 the Company finalized the sale of its Pharma Solutions disposal group to Roquette. Approximately 480 participant accounts were transferred out of the Plan to the Roquette N&B Savings Plan in 2025. Total assets transferred out of the Plan as a result of this transaction approximated $43 million.
NOTE 9. DELINQUENT PARTICIPANT CONTRIBUTIONS
In 2023, the Company failed to remit $6,975,083 of participants' contributions and loan repayments to the Plan in a timely manner. The Company remitted all participants' contributions and loan repayments during 2023. Lost earnings were calculated and remitted to the applicable participants in 2024.

SUPPLEMENTAL SCHEDULE
INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
EIN No. 13-1432060
PLAN No. 001
SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
Year Ended December 31, 2024

	Participant Contributions Transferred Late to the Plan	Total that Constitute Nonexempt Prohibited Transactions
	Check Here if Late Participant Loan Repayments are Included: ☑	Contributions not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP	Totally Fully Corrected Under VFCP and PTE 2002-51
2024	$—	$—	$—	$—	$—
2023	$6,975,083	$—	$6,975,083	$—	$—

See Reports of Independent Registered Public Accounting Firms

SUPPLEMENTAL SCHEDULE
INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
EIN No. 13-1432060
PLAN No. 001
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2024

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	IFF Common Stock	Common Stock	(1)	$6,598,113
	Vanguard Retirement Savings Trust III	Common/Collective Trust	(1)	18,069,288
	Vanguard Federal Money Market Fund	Mutual Fund	(1)	15,795,954
*	Fidelity Investments Money Market Government Portfolio - Institutional Class	Mutual Fund	(1)	347,272
	Vanguard Target Retirement 2020 Trust II	Common/Collective Trust	(1)	27,294,428
	Vanguard Target Retirement 2025 Trust II	Common/Collective Trust	(1)	65,892,954
	Vanguard Target Retirement 2030 Trust II	Common/Collective Trust	(1)	109,750,222
	Vanguard Target Retirement 2035 Trust II	Common/Collective Trust	(1)	90,179,497
	Vanguard Target Retirement 2040 Trust II	Common/Collective Trust	(1)	78,632,035
	Vanguard Target Retirement 2045 Trust II	Common/Collective Trust	(1)	68,797,721
	Vanguard Target Retirement 2050 Trust II	Common/Collective Trust	(1)	50,205,611
	Vanguard Target Retirement 2055 Trust II	Common/Collective Trust	(1)	44,775,863
	Vanguard Target Retirement 2060 Trust II	Common/Collective Trust	(1)	21,539,423
	Vanguard Target Retirement 2065 Trust II	Common/Collective Trust	(1)	7,741,246
	Vanguard Target Retirement Income Trust II	Common/Collective Trust	(1)	15,711,613
*	Fidelity BrokerageLink (line 1c15)	Mutual Fund	(1)	26,431,798
	State Street U.S. Inflation Protected Bond Index Securities Lending Series Fund Class II	Common/Collective Trust	(1)	4,740,770
	State Street S&P 500 Index Securities Lending Series Fund Class II	Common/Collective Trust	(1)	218,954,113
	State Street U.S. Bond Index Securities Lending Series Fund Class XIV	Common/Collective Trust	(1)	37,059,594
	State Street Global All Cap Equity Ex-U.S. Index Securities Lending Series Fund Class II	Common/Collective Trust	(1)	55,565,215
*	Notes Receivable From Participants	Varying maturity dates through 06/26/2046, interest ranging from 3.75% to 9.00%, per annum	—	14,000,937
		TOTAL		$978,083,667
* Indicates party-in-interest to the Plan.
(1) The cost of participant-directed investments is not required to be disclosed.

See Reports of Independent Registered Public Accounting Firms

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN

Date:	June 30, 2025	By:	/s/ Sheena Jacob
Sheena Jacob
Chairman, Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm - PKF O’Connor Davies, LLP
23.2	Consent of Independent Registered Public Accounting Firm - Smolin, Lupin & Co., LLC